Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
REDWOODS ACQUISITION CORP.

Redwoods Acquisition Corp., a corporation organized and existing under the by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.	The name of the corporation is Redwoods Acquisition Corp. The corporation was originally incorporated pursuant to the DGCL on March 16, 2021.

2.	The date of filing of the corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 16, 2021 (and it was thereafter amended by a Certificate of Amendment to the Certificate of Incorporation on February 17, 2022) and the date of filing the corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was March 30, 2022 (the “Amended and Restated Certificate of Incorporation”).

3.	The Board of Directors of the corporation has duly adopted resolutions setting forth proposed amendments to the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the corporation and its stockholders and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are substantially as follows:

RESOLVED, that Article Sixth (D) and (H) of the Amended and Restated Certificate of Incorporation are hereby amended and restated in the entirety as follows:

“D. In the event that the Corporation does not consummate a Business Combination by (i) 12 months from the consummation of the IPO or (ii) up to 20 months from the consummation of the IPO if the Corporation elects to extend the amount of time to complete a Business Combination by three months on a single occasion and following the Initial Extension, by one month each on up to five occasions (but in no event to a date later than December 4, 2023) in accordance with the terms of the Investment Management Trust Agreement between the Corporation and Continental Stock Transfer & Trust Company (in any case, such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Corporation to pay its taxes divided by the total number of IPO Shares then outstanding.”

“H. If any amendment is made to this Article Sixth that would (A) modify the substance or timing of the Corporation’s obligation to provide for the conversion of the IPO Shares in connection with an initial Business Combination or to redeem 100% of the IPO Shares if the Corporation has not consummated an initial Business Combination within 12 months (or up to 20 months in accordance with the terms of the Investment Management Trust Agreement between the Corporation and Continental Stock Transfer & Trust Company) from the date of the from the consummation of the IPO or (B) with respect to any other provision in this Article Sixth, the holders of IPO Shares shall be provided with the opportunity to redeem their IPO Shares upon the approval of any such amendment, at the per-share price specified in paragraph C above.”

4.	That thereafter, said amendment was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed this day of April 4th, 2023.

/s/ Jiande Chen
Name:	Jiande Chen
Title:	Chief Executive Officer